Attachment to N-SAR Sub-Item 77I (KYN)

On or about May 10, 2011, the Registrant completed the issuance and sale of $100 million aggregate liquidation preference of Series D Mandatorily Redeemable Preferred Shares with a term redemption date of June 1, 2018, liquidation preference $25.00 per share and a dividend rate equal to 4.95% per annum in a public offering.

On or about May 26, 2011, the Registrant completed the issuance and sale of (i) $60 million aggregate principal amount Floating Rate (3-month LIBOR + 1.45%) Series U Senior Unsecured Notes due May 26, 2016, (ii) $70 million aggregate principal amount 3.71% Series V Senior Unsecured Notes due May 26, 2016, and (iii) $100 million aggregate principal amount 4.38% Series W Senior Unsecured Notes due May 26, 2018 in a private placement.